Exhibit 99.1

ALTAGAS PROVIDES UPDATE ON STRATEGIC PLAN, INTRODUCES 2021 FINANCIAL GUIDANCE AND INCREASES DIVIDEND BY 4%

Strong execution and focus positions AltaGas to achieve 2020 guidance, be well-positioned to demonstrate durable increases in 2021 normalized earnings per share1, and return more capital to shareholders through 4% annual dividend increase

Calgary, Alberta (December 10, 2020)

AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) today provided an update on its long-term strategic plan, reiterated 2020 guidance, introduced its 2021 outlook, and announced a four percent increase to the Company’s common share dividends.

HIGHLIGHTS:

•	2021 Normalized EPS[1] guidance of $1.45 - $1.55 per share represents approximately 20 percent year-over-year growth using mid-point guidance numbers. AltaGas is acutely focused on growing earnings per share and creating earnings durability in the years ahead.

•	2021 Normalized EBITDA[1] guidance of $1.4 billion - $1.5 billion, which represents approximately 12 percent year-over-year growth using mid-point guidance numbers.

•	AltaGas is increasing its common share dividend by four percent to provide stronger returns of capital to its shareholders. AltaGas’ forward plan will be to deliver regular, sustainable and annual dividend increases that compound in the years ahead and are supported by durable growth in earnings per share, declining leverage ratios, and reduced payout ratios. Dividend updates will be announced in December, concurrent with annual guidance.

•	The 2021 capital program is being set at a disciplined and self-funded $910 million, excluding Asset Retirement Obligations (ARO), and is heavily focused on organic growth in the low-risk Utilities segment. The program also includes ongoing optimizations across the Midstream segment, the anticipated integration of Petrogas, and further investments to continuously elevate AltaGas’ industry-leading environmental stewardship.

•	Anticipated 8 percent CAGR in rate base growth through 2025 with a targeted 130-150 bps improvement in WGL’s ROE over 2021 to exit the year achieving allowable returns. The Utilities segment growth is supported by strong rate base growth through previously approved Accelerated Replacement Programs (ARP) and continued progress towards achieving higher returns through the combination of updated rates, acute capital discipline and cost management initiatives that carry forward from the strong progress shown in 2020.

•	The Company has received Competition Act (Canada) and the Canada Transportation Act clearance for the Petrogas Energy Corp. (Petrogas) acquisition. The closing of Petrogas, which is expected around year end, will increase AltaGas’ ownership of Petrogas to 74 percent and provide operational responsibility for more than 50,000 Bbl/d of butane and propane export capability.

•	Expect 20 percent normalized EBITDA growth in AltaGas’ Northeast B.C. (NEBC) assets through increased utilization of the Townsend processing and North Pine fractionation facilities and the advancement of the Company’s energy export strategy through the integration and optimization of Petrogas and the Ridley Island Propane Export Terminal (RIPET).

1 Non-GAAP measure; see discussion in the advisories of this news release

•	AltaGas’ focus on reducing leverage ratios continues to be a top priority with a goal of moving below 5x net debt/EBITDA over the medium-term and aligning the Company’s capital structure to match its business mix with an appropriate margin of safety. Achieving this target earlier will be a function of non-core asset sales accelerating the de-leveraging plan that is embedded in AltaGas’ long-term strategic plan.

CEO MESSAGE

Randy Crawford, President and Chief Executive Officer commented “After successfully repositioning the business in 2019, we continued to advance our corporate strategy and execute our strategic priorities in 2020. As we approach the end of 2020, we expect to deliver operating and financial results that are in line with the expectations we set at the beginning of the year, despite the COVID-19 global pandemic. This is a testament to the durability of our diversified business and the purposeful actions we have taken over the last 18-24 months. In the Utilities business we are realizing the benefits of our 2019 rate cases, continued investment in our systems through ARPs, and solid progress on closing the ROE gap through reducing operating costs and leak rates. In the Midstream business, we continue to advance our distinct energy export strategy, including: 1) the completion of our North Pine and Townsend 2B expansions, which significantly expanded our processing and fractionation capacity within the Montney region and support higher export volumes; 2) making significant progress on our operational and logistical capabilities at RIPET; and 3) announcing an agreement to increase and consolidate our ownership in Petrogas, which will allow AltaGas to provide producers and aggregators with enhanced access to premium global LPG markets.

“As we look towards 2021, we plan to leverage the enviable value proposition that our distinctive Utilities and Midstream businesses are uniquely positioned to provide. Our Utilities platform affords us the ability to continue to invest in improving the customer value proposition, increasing safety and reliability, and lowering costs through our disciplined approach to replacing aging pipeline infrastructure. We continue to expect that this strategy will generate significant customer and shareholder value over the coming years. Our Midstream platform, bolstered by our increased ownership and taking operational responsibility of Petrogas, along with our RIPET export facility, position us to realize the value of a robust Asian market with continued strength in end market demand. This unique capability enhances our capacity to increase utilization of our NEBC complex and positions the Company to continue to build an industry-leading footprint in NEBC. We remain focused on the long-term opportunity of meeting the needs of the top-tiered operators that we are partnered with and leverage organic and inorganic capital deployment opportunities to support them to achieve their goals.

“The dividend increase that we announced today, which is the first increase since our recalibration at the end of 2018, reflects the purposeful actions we have taken in the last 24 months to reposition the Company and our confidence in the earnings growth and durability over the medium- to- longer-term horizon. Based on the resiliency of our underlying businesses and our strong growth prospects, we expect to be positioned to deliver regular, sustainable annual dividend increases that compound in the years ahead. This 4 percent increase underscores our commitment to maintaining a disciplined approach to returning cash to shareholders against our need to continuously de-risk the platform, fund the ongoing growth capital requirements, and execute our strategic priorities of strengthening our balance sheet and improving our financial flexibility.”

2021 STRATEGIC PRIORITIES

In 2021 AltaGas is focused on progressing its long-term strategy of building a diversified Utilities and Midstream business designed to provide resilient and durable value for its stakeholders that compounds over the long-term. Specific 2021 strategic priorities include:

1.	Continuing to deliver clean and affordable natural gas and LPGs to domestic and global markets in a safe, reliable and efficient manner.

2.	Advancing AltaGas’ operational excellence model to improve business processes, maintain a disciplined approach to capital investment, and aggressively manage costs to improve the customer experience and returns.

3.	Building a world class Midstream and energy export business by maximizing the utilization of existing assets and integrating and optimizing the Petrogas business to advance AltaGas’ distinctive energy export strategy.

4.	Maintaining a disciplined approach to capital allocation within a self-funding model that continues to de-lever the balance sheet and increase financial flexibility over time, with incremental de-leveraging opportunities being possible from potential non-core asset sales.

2021 DIVIDEND

AltaGas announced that its Board of Directors have approved a 4 percent increase to its annual common share dividends. Monthly dividends to common shareholders will be increased to $0.0833 per common share ($1.00 per common share annually), to become effective for the December dividend that will be paid on January 15, 2021, to common shareholders of record on December 29, 2020. The ex-dividend date is December 24, 2020. The amount of the dividend will be $0.0833 for each common share. This dividend is an eligible dividend for Canadian income tax purposes.

2021 GUIDANCE

AltaGas expects to achieve normalized earnings per share of $1.45 - $1.55 and normalized EBITDA of approximately $1.4 billion - $1.5 billion. AltaGas’ 2021 outlook anticipates the Petrogas transaction closing around 2020 year-end with AltaGas having now received clearance under the Competition Act (Canada) and the Canada Transportation Act. Financial contribution from Petrogas is expected to be in line with the guidance that the Company provided at the time of announcing its planned increased ownership position on October 16, 2020, including consolidated 2021 normalized EBITDA of approximately $200 million, inclusive of AltaGas’ previous non-controlling interest.

The Company’s Utilities provide stable and predictable earnings combined with strong and transparent growth. Approximately 57 percent of 2021 normalized EBITDA is expected to be generated by the Utilities segment. Expected growth in the Utilities segment is underpinned by: 1) transparent rate base growth associated with pre-approved ARP spending; 2) achieving higher realized returns through updated rates, acute capital discipline and ongoing cost management initiatives; and 3) modest annual customer growth. A settlement in the Washington, D.C. rate case has been filed with the Public Service Commission in the District of Columbia for approval, which includes a revenue increase of US$19.5 million, 52.1 percent equity ratio and an allowable ROE of 9.25 percent. A decision on the Maryland rate case filed in 2020 is expected late in the first quarter or early in the second quarter of 2021. The consolidated Utilities rate base is expected to grow at approximately 8 percent annually through to 2025.

Approximately 42 percent of 2021 normalized EBITDA is expected to be generated by the Midstream segment. Expected growth in 2021 is driven by: 1) the significant advancement in the Company’s energy export strategy through the integration and optimization of Petrogas, including $200 million of anticipated normalized EBITDA; 2) increased utilization at the Company’s existing NEBC facilities and RIPET as customer volumes ramp to meet contractual commitments; and 3) higher expected margins on the U.S. Midstream storage and transportation business. In 2021 AltaGas expects to continue to advance its Midstream and energy export strategy and grow its combined LPG export capacity through the integration and optimization of the RIPET and Ferndale LPG export terminals. The strong growth in global energy exports and additional volumes at the NEBC facilities will be somewhat offset by lower commodity prices and realized frac spreads, and the loss of other favorable one-time events in 2020 that are unlikely to repeat.

2021 CAPITAL

AltaGas' 2021 capital expenditure plan of approximately $910 million, excluding ARO, is heavily weighted towards the low-risk Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. The Company is allocating approximately 38 percent of AltaGas’ consolidated 2021 capital to ARPs in its Utilities business, representing approximately 46 percent of the total 2021 Utilities capital program.

AltaGas’ 2021 capital program is very manageable considering the year-over-year growth in the businesses and the anticipated increased ownership in Petrogas. The Company expects to maintain its self-funding model in 2021 and fund its capital requirements through internally generated cash flows and existing financial capacity, with no expectation to issue equity. Asset sales will be considered on an opportunistic basis, and proceeds will be used to de-lever and strengthen the balance sheet and continue to increase financial flexibility and the margin of safety in the business.

Segment	Total Capital	Identified Projects
Utilities	~82%	• Accelerated Pipe Replacement Programs • New Customer Additions • System Betterment
Midstream	~16%	• Maintenance, Safety and Reliability • Petrogas Integration • New Business Development • Continued Improvements in Environmental Stewardship
Corporate	~2%

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “guidance”, "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Company or any affiliate of the Company, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: achievement of 2020 guidance; 2021 Normalized EPS guidance of $1.45 - $1.55 per share; 2021 Normalized EBITDA guidance of $1.4 billion - $1.5 billion; four percent increase to its common share dividend; self-funded $910 million 2021 capital program, including sources and uses; anticipated 8 percent CAGR in rate base growth through 2025 with a targeted 130-150 bps improvement in WGL’s ROE over 2021; anticipated closing date of the Petrogas transaction; expected EBITDA growth in NEBC; goal of moving below 5x net debt/EBITDA over the medium-term; Midstream and Utilities strategies; anticipated future dividend increases; 2021 strategic priorities; amount and payment date of December 2020 dividend; anticipated annual normalized EBITDA financial contribution of Petrogas of approximately $200 million; expectation that approximately 57 percent of 2021 normalized EBITDA will be generated by the Utilities segment; the DC rate case settlement agreement terms, subject to approval of the DC PSC; timing of a decision in the Maryland rate case filed in 2020; expected growth of the consolidated Utilities rate base through 2025; expectation that approximately 42 percent of 2021 normalized EBITDA will be generated by the Midstream segment; expected growth drivers for the Utilities and Midstream segments.

Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels from the Ferndale facility, current forward curves, terms of Petrogas’ underlying contracts, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: achievement of conditions to closing the Petrogas transaction; the risks and impact of COVID-19; civil unrest and political uncertainty; health and safety risks; operating risks; infrastructure risks; service interruptions; regulatory risks; litigation risk; decommissioning, abandonment and reclamation costs; climate and carbon tax risks; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; changes in laws; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; cyber security, information, and control systems; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; RIPET rail and marine transport; impact of competition in AltaGas' Midstream and Power businesses; commitments associated with regulatory approvals for the acquisition of WGL; counterparty credit risk; composition risk; collateral; regulatory agreements; non-controlling interests in investments; delays in U.S. federal government budget appropriations; consumption risk; market risk; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; Cook Inlet gas supply; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes- Oxley Act; integration of WGL; and the other factors discussed under the heading "Risk Factors" in the Company’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents. Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2020. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre tax depreciation and amortization, interest expense, and income tax expense (recovery). Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, non-controlling interest of certain investments to which HLBV accounting is applied, losses (gains) on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions on assets, provisions on investments accounted for by the equity method, distributed generation asset related investment tax credits, foreign exchange gains, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized earnings per share or normalized EPS is calculated with reference to normalized net income. Normalized net income (loss) represents net income (loss) applicable to common shares adjusted for the after-tax impact of transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, losses (gains) on investments, gains on sale of assets, provisions on assets, provisions on investments accounted for by the equity method, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and statutory tax rate change. Normalized net income (loss) is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Net debt is used by AltaGas to monitor its capital structure and financing requirements. It is also used as a measure of the Company’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.